Wind Harvest Pilot Project Inc
List of hyper-links in Wefunder launch page

Where wind funnels and speeds up - (near- ground wind acceleration)
https://windharvest.com/library/physics-of-near-ground-wind/

Our analysis -(of the size of the world market for near-ground turbines)
https://windharvest.com/library/#libresources

A $250 Billion (market) - https://windharvest.com/library/#libresources

Wind Harvester (turbines) - https://windharvest.com/wind-harvesters/

Durability - https://windharvest.com/frequently-asked-questions/#technology_1

Dr. David Malcolm - https://windharvest.com/about-us/david-malcolm-biography/

Aerodynamic models - https://windharvest.com/wind-harvesters/#vawtmodeling

Birds and bats - https://windharvest.com/wildlife/

24/7 motion and sound detection systems-
https://windharvest.com/wildlife/#detection_and_dissuasion

Coupled Vortex Effect - https://windharvest.com/coupled-vortex-effect/

Vertical Mixing - https://windharvest.com/synergy-in-wind-farms/#wakeandverticalmixing

Simpson Ridge Project - https://windharvest.com/projects_and_sales/simpson-ridge-wind-farm/

Clean Energy Holdings LLC - https://www.cleanenergyholdingsllc.com/

Mountain High Project - https://windharvest.com/projects_and_sales/mountain-high/

Multiple Projects, Barbados - https://windharvest.com/projects_and_sales/barbados/

Wind Synergy - (Synergistically) - https://windharvest.com/synergy-in-wind-farms/

Technology Readiness Levels - https://windharvest.com/frequently-asked-questions/#technology_2

Wind Harvest Pilot Project Inc - https://windharvest.com/about-us/#WHPP

Hybrid wind solar storage project - https://windharvest.com/projects_and_sales/solano-county-hybrid-project/

Birds and bats - https://windharvest.com/wildlife/

Radar or aviation - https://windharvest.com/environment/#aviation

Placement modeling - https://windharvest.com/synergy-in-wind-farms/#lidar_modeling

Near-ground wind turbine competition - https://windharvest.com/library/vertical-axis-wind-turbines/#onshore_vawts

Climate change - https://windharvest.com/environment/#climate_change

FAQs - https://windharvest.com/library/#faq

Prototypes - https://windharvest.com/wind-harvesters/#prototypes

LiDAR and wake modeling - https://windharvest.com/synergy-in-wind-farms/#lidar_modeling

Wind Harvester specifications - https://windharvest.com/wind-harvesters-h-type-turbines/#specifications

Transportation and Installation - https://windharvest.com/wind-harvesters-h-type-turbines//#manufacturing

Near-ground wind potential - https://windharvest.com/library/#libresources